EXHIBIT 12
                                CARNIVAL CORPORATION
                         RATIO OF EARNINGS TO FIXED CHARGES
                           (in thousands, except ratios)

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                                        Nine Months Ended August 31,
                                         1998              1997
Net income                              $615,262         $510,700
Income tax expense                         5,877            8,557

Income before income tax expense         621,139          519,257

Adjustments to earnings:
   Minority interest                       8,031                -
   Dividends received in excess of
     income from affiliates               12,865            8,236

Earnings as adjusted                     642,035          527,493

Fixed Charges:
  Interest expense, net                   43,512           43,510
  Interest portion of rental expense (1)   2,636            1,761
  Capitalized interest                    23,586           12,305

Total fixed charges                       69,734           57,576

Fixed charges not affecting earnings:
   Capitalized interest                  (23,586)         (12,305)

Earnings before fixed charges           $688,183         $572,764

Ratio of earnings to fixed charges         9.9 x             9.9 x


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(1) Represents one-third of rental expense, which management believes to be representative of the interest portion of rental expense.
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